FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 08/03/2021

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of June 30, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By:/s/ Máximo Vedoya
Name: Pablo Brizzio	Name: Máximo Vedoya
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: August 3, 2021

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements
as of June 30, 2021
and for the six-month periods
ended on June 30, 2021 and 2020

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Page 1 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020
(All amounts in $ thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2021	2020	2021	2020
		(Unaudited)		(Unaudited)
Net sales	3	3,919,764	1,745,760	7,169,060	4,017,115
Cost of sales	3 & 4	(2,415,692)	(1,508,797)	(4,553,943)	(3,429,274)

Gross profit	3	1,504,072	236,963	2,615,117	587,841

Selling, general and administrative expenses	3 & 5	(244,531)	(171,451)	(454,898)	(383,042)
Other operating income (expenses), net	3	11,900	74	16,995	(3,537)

Operating income	3	1,271,441	65,586	2,177,214	201,262

Finance expense	6	(6,796)	(13,566)	(14,024)	(29,859)
Finance income	6	18,456	7,049	34,769	14,997
Other financial income (expenses), net	6	11,233	(8,100)	18,117	106,400
Equity in earnings (losses) of non-consolidated companies	9	171,054	(19,668)	217,573	(13,582)

Profit before income tax expense		1,465,388	31,301	2,433,649	279,218

Income tax (expense) benefit		(307,124)	12,284	(568,717)	(254,998)

Profit for the period		1,158,264	43,585	1,864,932	24,220

Attributable to:
Owners of the parent		1,022,108	44,046	1,625,036	32,464
Non-controlling interest		136,156	(461)	239,896	(8,244)

Profit for the period		1,158,264	43,585	1,864,932	24,220

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in $ per share)		0.52	0.02	0.83	0.02

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 2 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Profit for the period	1,158,264	43,585	1,864,932	24,220

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	632	255	129	(2,897)
Currency translation adjustment from participation in non-consolidated companies	68,619	(20,609)	29,908	(130,770)
Changes in the fair value of financial instruments at fair value through other comprehensive income	6,084	352	(14,641)	421
Income tax related to financial instruments at fair value	335	(14)	5,269	(14)
Changes in the fair value of derivatives classified as cash flow hedges	75	(27)	159	(434)
Income tax related to cash flow hedges	(23)	8	(48)	130
Other comprehensive income items from participation in non-consolidated companies	3	66	36	66
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	48,905	262	48,719	262
Income tax relating to remeasurement of post employment benefit obligations	(14,403)	(21)	(14,386)	(21)
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	(1,024)	21,569	(2,470)	21,512

Other comprehensive income (loss) for the period, net of tax	109,203	1,841	52,675	(111,745)

Total comprehensive income (loss) for the period	1,267,467	45,426	1,917,607	(87,525)

Attributable to:
Owners of the parent	1,120,483	45,721	1,675,668	(70,900)
Non-controlling interest	146,984	(295)	241,939	(16,625)

Total comprehensive income (loss) for the period	1,267,467	45,426	1,917,607	(87,525)

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 3 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	June 30, 2021		December 31, 2020
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	6,494,282		6,504,681
Intangible assets, net	8	895,948		908,583
Investments in non-consolidated companies	9	715,856		471,306
Other investments		3,039		2,881
Deferred tax assets		140,480		158,703
Receivables, net		192,334	8,441,939	243,306	8,289,460
Current assets
Receivables, net		316,199		288,609
Derivative financial instruments		3,338		1,572
Inventories, net		2,945,243		2,001,781
Trade receivables, net		1,754,168		918,438
Other investments		616,005		813,527
Cash and cash equivalents		768,691	6,403,644	537,882	4,561,809
Non-current assets classified as held for sale			4,996		4,966
			6,408,640		4,566,775
Total Assets			14,850,579		12,856,235

EQUITY
Capital and reserves attributable to the owners of the parent			8,549,548		7,286,115
Non-controlling interest			1,398,209		1,157,038
Total Equity			9,947,757		8,443,153

LIABILITIES
Non-current liabilities
Provisions		90,732		80,570
Deferred tax liabilities		237,949		346,485
Other liabilities		518,562		551,856
Trade payables		1,179		1,145
Derivative financial instruments		323		523
Lease liabilities		235,938		251,617
Borrowings		972,629	2,057,312	1,327,289	2,559,485
Current liabilities
Current income tax liabilities		415,514		110,499
Other liabilities		381,103		249,836
Trade payables		1,404,114		1,049,337
Derivative financial instruments		1,251		5,835
Lease liabilities		43,587		42,486
Borrowings		599,941	2,845,510	395,604	1,853,597
Total Liabilities			4,902,822		4,413,082

Total Equity and Liabilities			14,850,579		12,856,235
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 4 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2021	2,004,743	(150,000)	(23,295)	1,329,945	(2,324,866)	(2,861,029)	9,310,617	7,286,115	1,157,038	8,443,153

Profit for the period							1,625,036	1,625,036	239,896	1,864,932
Other comprehensive income (loss) for the period
Currency translation adjustment						27,980		27,980	2,057	30,037
Remeasurement of post employment benefit obligations				28,483				28,483	3,380	31,863
Cash flow hedges and others, net of tax				56				56	55	111
Others				(5,887)				(5,887)	(3,449)	(9,336)

Total comprehensive income for the period	—	—	—	22,652	—	27,980	1,625,036	1,675,668	241,939	1,917,607

Dividends paid in cash (5)							(412,246)	(412,246)	—	(412,246)
Acquisition of non-controlling interest (6)				11				11	(768)	(757)

Balance as of June 30, 2021 (unaudited)	2,004,743	(150,000)	(23,295)	1,352,608	(2,324,866)	(2,833,049)	10,523,407	8,549,548	1,398,209	9,947,757

(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of June 30, 2021, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of June 30, 2021, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) See Note 10.
(6) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 5 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2020	2,004,743	(150,000)	(23,295)	1,332,980	(2,324,866)	(2,760,046)	8,532,149	6,611,665	1,103,208	7,714,873

Profit for the period							32,464	32,464	(8,244)	24,220
Other comprehensive income (loss) for the period
Currency translation adjustment						(123,937)		(123,937)	(9,730)	(133,667)
Remeasurement of post employment benefit obligations				20,270				20,270	1,483	21,753
Cash flow hedges, net of tax				(155)				(155)	(149)	(304)
Others				458				458	15	473

Total comprehensive loss for the period	—	—	—	20,573	—	(123,937)	32,464	(70,900)	(16,625)	(87,525)

Acquisition of non-controlling interest (5)				7,570				7,570	(18,888)	(11,318)

Balance as of June 30, 2020 (unaudited)	2,004,743	(150,000)	(23,295)	1,361,123	(2,324,866)	(2,883,983)	8,564,613	6,548,335	1,067,695	7,616,030
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of June 30, 2020, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of June 30, 2020, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 6 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Cash Flows

		Six-month period ended June 30,
	Notes	2021	2020
		(Unaudited)
Cash flows from operating activities
Profit for the period		1,864,932	24,220
Adjustments for:
Depreciation and amortization	7 & 8	300,379	324,692
Income tax accruals less payments		197,485	179,812
Equity in (earnings) losses of non-consolidated companies	9	(217,573)	13,582
Interest accruals less payments		2,096	3,721
Changes in provisions		6,048	(337)
Changes in working capital (1)		(1,317,992)	487,581
Net foreign exchange results and others		120,872	(86,839)
Net cash provided by operating activities		956,247	946,432
Cash flows from investing activities
Capital expenditures	7 & 8	(291,133)	(368,429)
Decrease (Increase) in other investments		173,335	(494,827)
Proceeds from the sale of property, plant and equipment		1,017	221
Dividends received from non-consolidated companies		499	—
Acquisition of non-controlling interest		(757)	(11,318)
Net cash used in investing activities		(117,039)	(874,353)
Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(412,246)	—
Finance lease payments		(22,417)	(20,355)
Proceeds from borrowings		132,023	219,487
Repayments of borrowings		(279,137)	(318,803)
Net cash used in financing activities		(581,777)	(119,671)
Increase (Decrease) in cash and cash equivalents		257,431	(47,592)
Movement in cash and cash equivalents
At January 1,		537,882	519,965
Effect of exchange rate changes		(26,622)	(17,814)
Increase (Decrease) in cash and cash equivalents		257,431	(47,592)
Cash and cash equivalents as of June 30, (2)		768,691	454,559

Non-cash transactions:
Acquisition of PP&E under lease contract agreements		5,658	2,079

(1) The working capital is impacted by non-cash movements of $ 5.8 million as of June 30, 2021 ($ (24.9) million as of June 30, 2020) due to the variations in the exchange rates used by subsidiaries.

(2) It includes restricted cash of $ 132 and $ 67 as of June 30, 2021 and 2020, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 616,005 and $ 710,099 as of June 30, 2021 and 2020, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Page 7 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020

Notes to the Consolidated Condensed Interim Financial Statements

1.GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of June 30, 2021, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADS”) trade on the New York Stock Exchange under the symbol “TX”.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements are disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2020.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2020, without significant changes since its publication.

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2020.

None of the accounting pronouncements issued after December 31, 2020, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

Page 8 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020

3.    SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements. It also includes the sales of energy.

The Steel segment comprises four operating segments: Mexico, Southern Region, Brazil and Other markets. These four segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Brazil operating segment includes the business generated in Brazil. The Other markets operating segment includes businesses mainly in United States, Colombia, China and Guatemala.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:
-The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
-The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
-Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CEO.

Page 9 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020

3.SEGMENT INFORMATION (continued)

	Six-month period ended June 30, 2021 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	7,148,721	235,839	(215,500)	7,169,060
Cost of sales	(4,609,708)	(152,711)	208,476	(4,553,943)

Gross profit	2,539,013	83,128	(7,024)	2,615,117

Selling, general and administrative expenses	(445,310)	(9,588)	—	(454,898)
Other operating income, net	16,732	263	—	16,995

Operating income - IFRS	2,110,435	73,803	(7,024)	2,177,214

Management view
Net sales	7,148,721	294,957	(274,618)	7,169,060
Operating income	1,513,776	135,682	(3,297)	1,646,161
Reconciliation items:
Differences in Cost of sales				531,053

Operating income - IFRS				2,177,214

Financial income (expense), net				38,862
Equity in earnings of non-consolidated companies				217,573

Income before income tax expense - IFRS				2,433,649

Depreciation and amortization - IFRS	(269,238)	(31,141)	—	(300,379)

	Six-month period ended June 30, 2020 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	3,987,313	193,521	(163,719)	4,017,115
Cost of sales	(3,461,131)	(134,816)	166,673	(3,429,274)

Gross profit	526,182	58,704	2,954	587,841

Selling, general and administrative expenses	(372,395)	(10,647)	—	(383,042)
Other operating income, net	(2,759)	(778)	—	(3,537)

Operating income - IFRS	151,028	47,280	2,954	201,262

Management view
Net sales	3,987,313	191,366	(161,564)	4,017,115
Operating income	254,648	52,200	(1,388)	305,460
Reconciliation items:
Differences in Cost of sales				(104,198)

Operating income - IFRS				201,262

Financial income (expense), net				91,538
Equity in earnings of non-consolidated companies				(13,582)

Income before income tax expense - IFRS				279,218

Depreciation and amortization - IFRS	(301,504)	(23,188)	—	(324,692)

Page 10 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020

3.    SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

The Company has revenues attributable to the Company’s country of incorporation (Luxembourg) related to a contract acquired as a part of the acquisition of the participation in Ternium Brasil Ltda.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Six-month period ended June 30, 2021 (Unaudited)
	Mexico	Southern region	Brazil and other markets	Total

Net sales	4,149,753	1,492,886	1,526,421	7,169,060

Non-current assets (1)	4,781,947	891,284	1,716,999	7,390,230

	Six-month period ended June 30, 2020 (Unaudited)
	Mexico	Southern region	Brazil and other markets	Total

Net sales	2,167,411	633,941	1,215,763	4,017,115

Non-current assets (1)	4,714,696	969,774	1,827,963	7,512,433

(1) Includes Property, plant and equipment and Intangible assets.

4.COST OF SALES

	Six-month period ended June 30,
	2021	2020
	(Unaudited)
Inventories at the beginning of the year	2,001,781	2,158,298

Plus: Charges for the period
Raw materials and consumables used and other movements	4,550,452	2,291,794
Services and fees	73,614	58,619
Labor cost	334,761	261,652
Depreciation of property, plant and equipment	256,011	261,984
Amortization of intangible assets	10,545	6,993
Maintenance expenses	271,337	185,491
Office expenses	3,625	2,662
Insurance	5,785	5,065
Change of obsolescence allowance	(901)	2,481
Recovery from sales of scrap and by-products	(16,397)	(10,231)
Others	8,573	8,359
Less: Inventories at the end of the period	(2,945,243)	(1,803,893)
Cost of Sales	4,553,943	3,429,274

Page 11 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020

5.SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Six-month period ended June 30,
	2021	2020
	(Unaudited)
Services and fees	29,938	30,297
Labor cost	130,525	92,174
Depreciation of property, plant and equipment	7,656	8,062
Amortization of intangible assets	26,167	47,653
Maintenance and expenses	3,635	1,861
Taxes	74,171	39,288
Office expenses	15,040	14,413
Freight and transportation	157,995	138,816
(Decrease) Increase of allowance for doubtful accounts	(132)	1,068
Others	9,903	9,410

Selling, general and administrative expenses	454,898	383,042

6.FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Six-month period ended June 30,
	2021	2020
	(Unaudited)
Interest expense	(14,024)	(29,859)

Finance expense	(14,024)	(29,859)

Interest income	34,769	14,997

Finance income	34,769	14,997

Net foreign exchange (loss) gain	(30,219)	100,465
Change in fair value of financial assets	26,566	3,842
Derivative contract results	4,636	13,749
Others	17,134	(11,656)

Other financial income (expenses), net	18,117	106,400

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Six-month period ended June 30,
	2021	2020
	(Unaudited)
At the beginning of the year	6,504,681	6,539,581

Currency translation differences	69	(1,851)
Additions	262,672	344,435
Value adjustments of lease contracts	3,830	(9,559)
Disposals	(16,380)	(13,480)
Depreciation charge	(263,667)	(270,046)
Capitalized borrowing costs	4,873	8,089
Transfers and reclassifications	(1,796)	(455)

At the end of the period	6,494,282	6,596,714

Page 12 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020

8.    INTANGIBLE ASSETS, NET

	Six-month period ended June 30,
	2021	2020
	(Unaudited)
At the beginning of the year	908,583	943,838

Additions	34,119	26,073
Amortization charge	(36,712)	(54,646)
Transfers/Disposals	(10,042)	454

At the end of the period	895,948	915,719

9.INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	655,963	422,948
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	54,503	42,625
Other non-consolidated companies (1)					5,390	5,733
					715,856	471,306
(1) It includes the investments held in Finma S.A.I.F., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

As of June 30, 2021, Ternium, through its subsidiaries, owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), one of the main producers of flat steel products in Brazil for the energy, automotive and other industries.

Ternium, through its subsidiaries, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. As at June 30, 2021, the Usiminas control group holds, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

Page 13 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020

9.INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

The corporate governance rules reflected in the Usiminas shareholders agreement provide, among other things, that Usiminas’ executive board will be composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternates between Ternium and NSC at every 4-year interval, with the party that does not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provides for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022 and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

As of June 30, 2021, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 19.75 (approximately $ 3.95; December 31, 2020: BRL 15.69 – $ 3.02) per ordinary share and BRL 19.10 (approximately $ 3.82; December 31, 2020: BRL 14.61 – $ 2.81) per preferred share, respectively. Accordingly, as of June 30, 2021, Ternium’s ownership stake had a market value of approximately $ 990.3 million and a carrying value of $ 656.0 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

As of June 30, 2021, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2021	422,948
Share of results (1)	205,650
Other comprehensive income	27,365

As of June 30, 2021	655,963

(1) It includes the adjustment of the values associated to the purchase price allocation.

The investment in Usiminas is based on the following calculation:

Usiminas' shareholders' equity	3,979,530
Percentage of interest of the Company over shareholders' equity	20.41%

Interest of the Company over shareholders' equity	810,120

Purchase price allocation	50,718
Goodwill	207,795
Impairment	(412,670)

Total Investment in Usiminas	655,963

On July 30, 2021, Usiminas issued its consolidated interim accounts as of and for the six-month period ended June 30, 2021.

Page 14 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020

9.     INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

USIMINAS
Summarized balance sheet (in million $)	As of June 30, 2021
Assets
Non-current	3,643
Current	2,435
Other current investments	461
Cash and cash equivalents	749

Total Assets	7,288
Liabilities
Non-current	582
Non-current borrowings	1,137
Current	1,046
Current borrowings	28

Total Liabilities	2,793

Non-controlling interest	515

Shareholders' equity	3,980

USIMINAS
Summarized income statement (in million $)	Six-month period ended June 30, 2021

Net sales	3,102
Cost of sales	(1,965)
Gross Profit	1,137
Selling, general and administrative expenses	(82)
Other operating income (loss), net	234
Operating income	1,289
Financial income (expenses), net	183
Equity in earnings of associated companies	17
Profit before income tax	1,489
Income tax expense	(411)
Net profit before non-controlling interest	1,078
Non-controlling interest in other subsidiaries	(121)
Net profit for the period	957

Techgen S.A. de C.V.

Techgen stated as of and for the six-month period ended June 30, 2021, that revenues amounted to $ 178 million ($ 314 million for the year ended December 31, 2020), net profit from continuing operations to $ 25 million ($44 million for the year ended December 31, 2020), non-current assets to $ 812 million ($ 833 million as of December 31, 2020), current assets to $ 71 million ($ 59 million as of December 31, 2020), non-current liabilities to $ 655 million ($ 709 million as of December 31, 2020), current liabilities to $ 115 million ($ 95 million as of December 31, 2020) and shareholders’ equity to $ 114 million ($ 89 million as of December 31, 2020).

Page 15 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020

10.    DISTRIBUTION OF DIVIDENDS

During the annual shareholders’ meeting held on May 3, 2021, the shareholders approved a distribution of dividends of USD 0.21 per share (USD 2.10 per ADS), or approximately USD 421.0 million in the aggregate. The dividend was paid on May 11, 2021.

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Contingencies, commitments and restrictions on the distributions of profits should be read in Note 24 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

Companhia Siderúrgica Nacional (CSN) - Tender offer litigation
In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and TenarisConfab. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal of the decision issued by the court of appeals by the Superior Court of Justice. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for review by the Superior Court of Justice and rejected such appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected such appeal and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision has been recorded in these Consolidated Condensed Interim Financial Statements.

Page 16 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Shareholder claims relating to the October 2014 acquisition of Usiminas shares
On April 14, 2015, the staff of CVM, determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter.

On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in 2021. In addition, on April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

Page 17 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020

12.    RELATED PARTY TRANSACTIONS

As of June 30, 2021, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting rights in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
The following transactions were carried out with related parties:

	Six-month period ended June 30,
	2021	2020
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	452,296	169,450
Sales of goods to other related parties	91,607	4,610
Sales of services and others to non-consolidated parties	91	87
Sales of services and others to other related parties	606	500

	544,600	174,647
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	215,638	163,810
Purchases of goods from other related parties	32,280	47,864
Purchases of services and others from non-consolidated parties	4,145	3,925
Purchases of services and others from other related parties	47,515	47,880
Purchases of goods and services in connection with lease contracts from other related parties	—	159

	299,578	263,638
(c) Financial results
Income with non-consolidated parties	3,120	3,959
Expenses in connection with lease contracts from other related parties	(526)	(678)

	2,594	3,281
(d) Dividends received
Dividends received from non-consolidated parties	499	—

	499	—
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	482	296
Income (expenses), net with other related parties	532	328

	1,014	624

	June 30, 2021	December 31, 2020
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	242,228	227,074
Receivables from other related parties	35,671	3,674
Advances to non-consolidated parties	7,364	6,647
Advances to suppliers with other related parties	5,816	7,732
Payables to non-consolidated parties	(44,023)	(30,407)
Payables to other related parties	(27,113)	(29,095)
Lease Liabilities with other related parties	(3,182)	(3,550)

	216,761	182,075

Page 18 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020

13.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT

1)Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of June 30, 2021 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	153,020	—	—	153,020
Derivative financial instruments	—	3,338	—	3,338
Trade receivables	1,754,168	—	—	1,754,168
Other investments	321,637	2,787	294,368	618,792
Cash and cash equivalents	479,569	288,870	252	768,691

Total	2,708,394	294,995	294,620	3,298,009

As of June 30, 2021 (in $ thousands)	Amortized cost	Liabilities at fair value through profit or loss		Total

(ii) Liabilities as per statement of financial position
Other liabilities	70,166	—		70,166
Trade payables	1,342,758	—		1,342,758
Derivative financial instruments	—	1,574		1,574
Lease liabilities	279,525	—		279,525
Borrowings	1,572,570	—		1,572,570

Total	3,265,019	1,574		3,266,593

2)Fair Value by Hierarchy
IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 28 of the Consolidated Financial Statements as of December 31, 2020 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of June 30, 2021 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	289,122	289,122	—	—
Other investments	297,155	294,368	—	2,787
Derivative financial instruments	3,338	—	3,338	—
Total assets	589,615	583,490	3,338	2,787

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	1,574	—	1,574	—
Total liabilities	1,574	—	1,574	—

Page 19 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020

13.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT (continued)

	Fair value measurement as of December 31, 2020 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	259,020	259,020	—	—
Other investments	236,240	233,611	—	2,629
Derivative financial instruments	1,572	—	1,572	—
Total assets	496,832	492,631	1,572	2,629

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	6,358	—	6,358	—
Total liabilities	6,358	—	6,358	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the year ended December 31, 2020, corresponds to the initial investment and to the changes in its fair value.

14.    THE COVID-19 PANDEMIC AND ITS IMPACT ON TERNIUM

A novel strain of coronavirus (SARS-CoV-2) was reported to have surfaced in China in December 2019, spreading to the rest of the world in the first quarter of 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. The COVID-19 outbreak is impacting economic activity worldwide.

In order to safeguard the health and safety of its employees, customers and suppliers, Ternium continues to apply preventive measures, including remote working for a significant portion of white collar employees, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of these consolidated condensed interim financial statements, remote work and other work arrangements have not materially adversely affected Ternium's ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

Even though the negative effects of the pandemic in steel demand are behind us, and as of the issue date of these consolidated condensed interim financial statements all of Ternium’s industrial facilities continued working at normal production levels, there remains considerable uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the virus appearing and the vaccination programs not yet completed.

With total borrowings less cash and cash equivalents and other current and non-current investments of $ 0.2 billion as of June 30, 2021 and a manageable debt amortization schedule, Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering its financial position and the funds provided by operating activities, management believes that the Company has sufficient resources to satisfy its current working capital needs and service its debt. Management also believes that Ternium's liquidity and capital resources give adequate flexibility to manage the capital spending programs and address short-term changes in business conditions, and that it is unlikely that Ternium will not be able to meet its financial covenants. Similarly, management does not expect to incur any material COVID-19-related contingencies.

Page 20 of	21

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2021
and for the six-month periods ended June 30, 2021 and 2020

15.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment. The recession the Argentine economy was going through at the end of 2019 coupled with the effects of the COVID-19 outbreak in March 2020 significantly affected economic activity and macroeconomic variables in the country.

Starting in September 2019, the Argentine Central Bank has been imposing increasingly restrictive regulations on foreign exchange transactions, aimed at avoiding further deterioration of a low level of foreign currency reserves. These measures have not had a significant effect on Ternium Argentina’s ability to access the foreign exchange market for commercial payments. Access to the Argentine foreign exchange market to pay dividends requires prior central bank approval, which are rarely, if ever, granted).

Current Argentine Central Bank regulations deter companies from converting its Argentine Pesos (ARS) holdings through the sale of bonds against foreign currency by depriving companies that do so of access to the official foreign exchange market. Access to pay for imports of goods or services provided by related parties is subject to several restrictions, including, among others, restrictions on the importers’ ability to sell bonds for foreign currency or enter into cross-border securities swap transactions. To access the Argentine foreign exchange market, an importer is required to certify, among other things, that it will not circumvent such restrictions through transfers of funds to any shareholders holding more than a 25% voting interest in the importer or to other entities having common directors with the importer or its more-than-25% shareholders.

Ternium Argentina stated in its interim accounts as of and for the six-month period ended June 30, 2021, that revenues amounted to $ 1,506 million, net profit from continuing operations to $ 379 million, total assets to $ 3,939 million, total liabilities to $ 489 million and shareholders’ equity to $ 3,450 million.

Our Argentine subsidiary’s ARS denominated assets and liabilities are valued at the prevailing official exchange rate. Although most of Ternium Argentina’s cash holdings are either denominated or payable in ARS, our exposure to the ARS as of June 30, 2021 was diminished due to hedging strategies using derivative instruments as well as the investment in US dollar and inflation-linked securities.

As the context of volatility and uncertainty remains in place as of the issue date of these consolidated condensed interim financial statements, additional Argentine Central Bank regulations that could be imposed in the future could further restrict our Argentine subsidiary’s ability to access the official foreign exchange market.

Pablo Brizzio
Chief Financial Officer

Page 21 of	21